                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 1a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number: 000-29944

                             INFOWAVE SOFTWARE INC.
                 (Translation of registrant's name into English)

  SUITE 200 - 4664 LOUGHEED HIGHWAY, BURNABY, BRITISH COLUMBIA, CANADA V5C 5T5
                    (Address of principal executive office)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X]  Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [ ]  No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - [ ]

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             Infowave Software Inc.

Date: May 16, 2005

                             By: /s/ George Reznik
                                 ----------------------------------

                             Name: George Reznik

                             Title: Chief Operating Officer and CFO

                             INFOWAVE SOFTWARE, INC.
                              INDEX to the FORM 6-K
                    For the Three Months Ended March 31, 2005

PART I.  FINANCIAL INFORMATION

                                                                                Page
                                                                                ----
Financial Statements

     a)  Consolidated Balance Sheets
         March 31, 2005 and December 31, 2004                                      1

     b)  Consolidated Statements of Operations and Deficit
         For the three months ended March 31, 2005 and 2004                        2

     c)  Consolidated Statements of Cash Flows
         For the three months ended March 31, 2005 and 2004                        3

     d)  Notes to Consolidated Financial Statements                                4

Management's Discussion and Analysis of Financial
Condition and Results of Operations                                               11

Quantitative and Qualitative Disclosures About Market Risk                        21

PART II. OTHER INFORMATION

Legal Proceedings                                                                 21

Changes in Securities and Use of Proceeds                                         21

Commitments                                                                       22

PART I. FINANCIAL INFORMATION

Financial Statements

                             INFOWAVE SOFTWARE, INC.
                           Consolidated Balance Sheets
                           (Expressed in U.S. dollars)

                                                                            March 31, 2005
                                                                             (unaudited)          December 31, 2004
                                                                            --------------        -----------------
ASSETS

Current assets:
        Cash and cash equivalents                                           $    7,278,605        $       2,911,108
        Restricted cash                                                                  -                  980,013
        Accounts receivable, net of allowance of nil                               260,773                  560,334
        Technology Partnership Canada ("TPC") receivable (note 5)                  609,961                1,101,833
        Prepaid expenses                                                           192,892                  160,881
                                                                            --------------        -----------------
                                                                                 8,342,231                5,714,169

Fixed assets                                                                       295,649                  360,999

Intellectual property assets held for sale (note 6)                              1,080,068                1,091,274

Other intangible assets  (note 7)                                                5,856,974                6,306,697

Goodwill                                                                         3,391,378                3,426,565

Deferred transaction costs  (note 1)                                                     -                  954,710
                                                                            --------------        -----------------

                                                                            $   18,966,300        $      17,854,414
                                                                            ==============        =================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
        Accounts payable and accrued liabilities                            $      760,656        $       1,313,039
        Convertible promissory notes (note 8)                                      184,752                  278,836
        Deferred revenue                                                           485,382                  173,835
                                                                            --------------        -----------------
                                                                                 1,430,790                1,765,710

Convertible promissory note (note 8)                                                87,439                   87,027

Shareholders' equity
        Share capital
           Authorized: Unlimited voting common shares
            without par value (notes 4 and 9)
           Issued: 239,149,570 (December 31, 2004: 237,145,351)
            common shares                                                       18,637,500               81,273,081
        Additional paid in capital (note 4)                                              -                   15,941
        Contributed surplus (notes 4 and 9)                                        148,689                1,006,082
        Other equity instruments (note 9)                                        3,646,526                3,614,695
        Deficit (note 4)                                                        (5,849,816)             (70,936,761)
        Cumulative translation account                                             865,172                1,028,639
                                                                            --------------        -----------------
                                                                                17,448,071               16,001,677
                                                                            --------------        -----------------

                                                                            $   18,966,300        $      17,854,414
                                                                            ==============        =================

See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                Consolidated Statements of Operations and Deficit
                           (Expressed in U.S. dollars)

                                                                                      Three months ended
                                                                                                     March 31, 2004
                                                                                                     (Unaudited and
                                                                            March 31, 2005             restated -
                                                                             (Unaudited)                note 11)
                                                                            --------------           --------------
Revenue:
    Sales                                                                   $      402,459           $    1,273,682
    Cost of sales                                                                  187,534                  567,519
                                                                            --------------           --------------
                                                                                   214,925                  706,163

Expenses:
    Research and development                                                       535,494                1,060,791
    Sales and marketing                                                            469,972                  971,053
    Administration                                                                 661,583                  984,902
    Restructuring                                                                        -                  225,746
    Depreciation and amortization                                                  443,415                  657,532
                                                                            --------------           --------------
                                                                                 2,110,464                3,900,024
                                                                            --------------           --------------

Loss before interest, other expenses and non-controlling interest                1,895,539                3,193,861
Other earnings (expenses):
    Interest and other earnings                                                     23,112                   20,204
    Interest expense                                                                (1,680)              (1,102,705)
    Foreign exchange loss (note 11)                                                 33,897                  (43,470)
    Gain from corporate reorganization (note 1)                                  3,239,343                        -
                                                                            --------------           --------------
                                                                                 3,294,672               (1,125,971)
                                                                            --------------           --------------
Loss (income) for the period, before non-controlling interest                   (1,399,133)               4,319,832
Non-controlling interest                                                                 -                  (72,308)
                                                                            --------------           --------------
Loss (income) for the period                                                    (1,399,133)               4,247,524

Deficit, beginning of period                                                    70,936,761               60,432,550

Deficit reduction from corporate reorganization (notes 1 and 4)                (63,687,812)                       -
                                                                            --------------           --------------

Deficit, end of period                                                      $    5,849,816           $   64,680,074
                                                                            ==============           ==============

Loss (earnings) per share, basic                                            $        (0.01)          $         0.02
                                                                            ==============           ==============

Loss (earnings) per share, fully diluted                                    $        (0.01)          $         0.02
                                                                            ==============           ==============

Weighted average number of shares outstanding                                  237,869,943              189,087,576
                                                                            ==============           ==============

See accompanying notes to interim consolidated financial statements.

                             INFOWAVE SOFTWARE, INC.
                      Consolidated Statements of Cash Flows
                           (Expressed in U.S. dollars)

                                                                                           Three months ended
                                                                                                    March 31, 2004
                                                                                 March 31, 2005    (Unaudited and
                                                                                   (Unaudited)    restated - note 11)
                                                                                 --------------   -------------------
Cash flows from operations:
    Income (loss) for the period                                                 $    1,399,133   $        (4,247,524)
    Items not involving cash:
       Depreciation and amortization                                                    443,415               657,532
       Amortization of TPC warrants                                                      31,831                     -
       Stock-based compensation                                                         202,821               355,746
       Gain from corporate reorganization                                            (3,239,343)                    -
       Non controlling interest                                                               -               (72,308)
       Non-cash interest and financing costs                                                  -             1,101,379
    Changes in non-cash operating working capital:
        Accounts receivable                                                             291,709            (1,094,560)
        TPC receivables                                                                 477,125                     -
        Prepaid expenses                                                                (33,423)               75,880
        Accounts payable and accrued liabilities                                       (535,050)              198,550
        Deferred revenue                                                                305,078               226,509
                                                                                 --------------   -------------------
                                                                                       (656,704)           (2,798,796)

Cash flows from investing activities:
    Redemption of short-term investments, net                                                 -               223,322
    Purchase of fixed assets                                                                  -                (6,749)
    Acquisition costs, net of cash acquired                                                   -               145,542
    Restricted cash released                                                            963,020                     -
    Corporate reorganization, net proceeds                                            4,066,370                     -
                                                                                 --------------   -------------------
                                                                                      5,029,390               362,115

Cash flows from financing activities:
      Issuance of shares and warrants for cash, net of issue costs                            -             5,630,811
                                                                                 --------------   -------------------

Foreign exchange gain (loss) on cash and cash equivalents
held in a foreign currency                                                               (5,189)                5,548
                                                                                 --------------   -------------------

Increase in cash and cash equivalents                                                 4,367,497             3,199,678

Cash and cash equivalents, beginning of period                                        2,911,108             4,911,605
                                                                                 --------------   -------------------

Cash and cash equivalents, end of period                                         $    7,278,605   $         8,111,283
                                                                                 ==============   ===================

See accompanying notes to interim consolidated financial statements.

1.    BASIS OF PRESENTATION:

      Infowave Software, Inc. ("Infowave", "New Infowave" or the "Company"), formerly 6311059 Canada Inc. was incorporated on November 16, 2004.

      The accompanying unaudited consolidated financial statements do not include all information and footnote disclosures required for an annual set of financial statements under Canadian generally accepted accounting principles. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at March 31, 2005 and for all periods presented, have been included. Interim results for the three-month period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year as a whole or for any interim period.

      On January 21, 2005, following regulatory approval, Infowave Software, Inc. ("Old Infowave") was reorganized under two separate Plans of Arrangement (the "Plans") pursuant to the Canada Business Corporations Act (the "CBCA"). The Plans were approved by the shareholders of Old Infowave on January 17, 2005 and by the Supreme Court of British Columbia on January 17, 2005 (the first "Plan") and January 21, 2005 (the second "Plan"), and were implemented on January 21, 2005.

      Under the Plans, Old Infowave transferred all of its business assets, ownership interest in subsidiary companies, liabilities and operations to a new company ("New Infowave"), which became the parent company of Old Infowave as a result of the reorganization. As part of the corporate reorganization, New Infowave subsequently divested 97.5% equity interest of its wholly owned subsidiary, Old Infowave, for cash consideration of $4.57 million (Cdn$5.45 million) less transaction costs of $1,333,473 resulting in a gain of approximately $3.24 million:

      Proceeds from corporate reorganization           $ 4,572,816
      Less: Costs incurred in 2004                        (954,710)
      Less: Additional costs incurred in 2005             (378,763)
                                                       -----------
      Net gain on sale of assets                       $ 3,239,343
                                                       ===========

      The shares of Old Infowave not divested by New Infowave, representing a 2.5% or $107,292 equity interest, were then distributed to the previous shareholders of Old Infowave on a pro-rata basis. After the completion of the corporate reorganization, New Infowave was not related to the former Infowave legal entity, subsequently renamed Coopers Park Real Estate Corporation. New Infowave was renamed Infowave Software, Inc. and continues to focus on the software business.

      As the transfer of the business assets, liabilities, and operations to New Infowave represented a transaction between entities under common control, no accounting adjustments arise from said transfer. The three-month period ended March 31, 2005, the consolidated financial statements combined the financial results for the business carried on in Old Infowave from January 1 to 21, 2005 with these of New Infowave from January 22, 2005 to March 31, 2005, as New Infowave represents a continuation of the business and operations primarily carried on in Old Infowave. All references made to the Company's financial information will be those of Old Infowave.

      The unaudited consolidated balance sheets and statements of operations and deficit and cash flows include the accounts of the Company, and its wholly owned subsidiaries Telispark, Inc. and Infowave USA Inc. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. The accounting principles used in these financial statements are those used in the preparation of the Company's audited financial statements for the year ended December 31,

      2004. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2004.

2.    CONTINUING OPERATIONS:

      These financial statements have been prepared on a going concern basis notwithstanding the fact that the Company has experienced operating losses and negative cash flows from operations during the three-month period ended March 31, 2005 and in prior periods. To date, the Company has financed its continuing operations through revenue and equity financing. Continued operations of the Company will depend upon the attainment of profitable operations, which may require the successful completion of additional external financing arrangements.

      Management is of the opinion that expected future revenues, together with the ongoing exercise of options and warrants and the recent corporate reorganization in January 2005 that raised approximately $4.57 million (Cdn$5.45 million), before costs, will provide sufficient working capital to meet the Company's projected cash requirements for the remainder of 2005. However, if there are any unanticipated costs and expenses or lower than anticipated revenues this could require the Company to seek additional financing or engage in further reductions in expenditures which may include further restructuring of the Company. There can be no assurances that additional financing, if required, will be available on a timely or cost effective basis. To the extent that such financing is not available on terms favorable to the Company, or at all, or reductions in expenditures are required, the Company may not be able to, or may be delayed in being able to commercialize its products and services and to ultimately attain profitable operations. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

3.    SIGNIFICANT ACCOUNTING POLICIES:

      These interim financial statements follow the same accounting policies and methods of application as described in note 2 to our Annual Consolidated Financial Statements except that with respect to the translation of foreign currency:

      (a) Translation of foreign currency:

          These consolidated financial statements are presented in U.S. dollars although the Company uses the Canadian dollar as its functional currency.

          For consolidation purposes, the financial statements of the Company's integrated foreign subsidiaries Infowave USA Inc. and Telispark, Inc., have been translated from U.S. dollars into Canadian dollars using the temporal method as their functional currency is considered to be the Canadian dollar. Under this method, monetary assets and liabilities, and non-monetary assets and liabilities carried at market, are translated at rates of exchange in effect at the balance sheet date. Non-monetary assets and liabilities other than those carried at market are translated at historical rates of exchange. Revenue and expenses are translated at rates of exchange in effect at the time of the transaction, except for depreciation and amortization which are translated at the same rates of exchange as related assets. Gains and losses on translation are included in income. Effective January 1, 2005, Telispark, Inc. became an integrated foreign subsidiary of the Company and as such, changed its functional currency from U.S. dollars to Canadian dollars.

          The consolidated Canadian dollar financial statements are translated into U.S. dollars for reporting purposes using the current rate method. Any gains or losses from this translation are included in a separate cumulative translation adjustment account in shareholders' equity on the balance sheet.

4.    CORPORATE REORGANIZATION:

      In January 2005, in connection with the corporate reorganization described in note 1, and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares from Cdn$118,565,193 to Cdn$26,929,049. As a result, the following reductions took place:

      Reduction in Share Capital                                    $62,773,081
      Reduction in Additional Paid In Capital                            15,941
      Reduction in Contributed Surplus                                1,006,082
                                                                    -----------
      Reduction in Deficit                                          $63,795,104
                                                                    ===========

      As the Canadian operations of the Company have been continued by a new Canadian corporation, non-capital losses and Scientific Research and Development Expenditures generated from the operation of the business in preceding years are no longer available to the Company to reduce future taxable income earned.

5.    TECHNOLOGY PARTNERSHIP CANADA RECEIVABLE:

      During the three months ended March 31, 2005, funding benefits of $98,616 were recognized and warrant expense of $31,831 was amortized. The Company claimed the benefit of $66,785, net of amortization of warrants, as a reduction of research and development expense for the current quarter ended. At March 31, 2005, TPC receivable totalled $609,960 with TPC warrants of $384,064 being recognized as other equity instruments in connection with the Company's cumulative obligation to issue the warrants in the future.

6.    INTELLECTUAL PROPERTY ASSETS HELD FOR RESALE:

      On October 21, 2003, the Company acquired intellectual property assets of Sproqit Technologies, Inc ("Sproqit"), a wireless software company based in Kirkland, Washington. Sproqit offers a mobile application platform that enables users to obtain email and other data via hand held personal digital assistant and smartphone wireless devices running various operating systems. Under the terms of the acquisition agreement, the Company acquired all of the intellectual property assets of Sproqit and in consideration issued 4,038,550 common shares to Sproqit. The value assigned to the intellectual property assets was determined as follows:

      Consideration:
          Common shares                                          $      885,000
          Acquisition costs                                             142,603
                                                                 --------------
                                                                 $    1,027,603
                                                                 ==============

      The common shares are subject to a four-month hold period. Sproqit holds an option for one year to purchase back all of the intellectual property assets sold to the Company for cash consideration equal to the original purchase price plus a premium of 20%. Pursuant to the Option Agreement, dated September 23, 2003 between Infowave and Sproqit, in the event that the purchase option is exercised by Sproqit, Infowave will license the intellectual property on an exclusive basis in its core markets at preferential royalty rates. In the event that the option is not exercised by Sproqit, Infowave will retain ownership of the intellectual property with no future royalties payable to Sproqit. In December 2003, management determined that these intellectual property assets were non-strategic for the Company. As such the Company and Sproqit agreed to extend the Option Agreement for an additional year. The intellectual property assets have been classified as assets held for sale in these consolidated balance sheets as of March 31, 2005 in anticipation of such option exercise by Sproqit before the expiration of the Option Agreement in September 2005. The difference in the value at the date of acquisition and the carrying value at $1,080,068 at March 31, 2005 is due to the effect of foreign exchange rate changes.

7.    INTANGIBLE ASSETS:

      Intangible assets as of March 31, 2005 comprise of the following:

                                                                           Accumulated
                                                                           amortization
                                                                               and            Net book
                                                             Cost           write-down         value
                                                         -------------     -------------    -------------
      Intellectual property                              $   8,433,619     $   2,767,486    $   5,666,133
      Employment contracts                                     336,401           233,457          102,944
      Patents                                                  108,063            49,465           58,598
      Customer relationship                                     54,031            24,732           29,299
                                                         -------------     -------------    -------------
                                                         $   8,932,114     $   3,075,140    $   5,856,974
                                                         =============     =============    =============

      The intangible assets are being amortized over their estimated useful lives on a straight-line basis.

8.    CONVERTIBLE PROMISSORY NOTES:

      On September 1, 2004, the Company announced that it had resolved its outstanding dispute with Visto, over certain patented technology and entered into a settlement agreement that settled all claims between the two companies. As part of the settlement, the Company acknowledged the validity of Visto's complete patent portfolio and in exchange was granted a royalty-bearing license to those patents.

      Under terms of the settlement agreement, in addition to the royalties payable, Infowave agreed to pay $400,000 for the license to use the patented technology. The Company paid $50,000 of the obligation in cash. The remaining obligation of $350,000 was settled by issuing four convertible promissory notes (the "Notes"), each with a balance of $87,500. The Notes have maturity dates of February 28, 2005, May 31, 2005, December 31, 2005 and August 31, 2006, respectively. The Notes are convertible into Infowave common stock at any time prior to their respective maturity dates, are unsecured, and bear interest at 6% only on any balance remaining unpaid after their maturity dates. On February 28, 2005 the first promissory note matured with Infowave issuing 1,181,819 shares to fulfill the contractual obligation. As of March 31, 2005, two of the three remaining Notes will mature within the next 12 months.

      In accordance with Canadian generally accepted accounting principles, the Company had estimated the fair value of each Note by discounting its face value at maturity back to the issuance date at a rate of 6%, being the Company's best estimate of its incremental rate of borrowing on similar instruments in the absence of any conversion feature. The remainder of the $400,000 consideration, being $11,241, had been attributed to the conversion feature and recorded as contributed surplus. The resulting discount on each Note is being accreted to expense over the period to maturity using the interest method.

      The Company had assessed the potential impairment of its non-exclusive license to Visto Corporation's Patent Portfolio acquired during the year ended December 31, 2004 due to the significant uncertainty regarding the probable future economic benefit associated with this asset. As the Company did not attribute the generation of future cash flows as being directly attributable to this asset, it had written down this asset to its estimated fair value of nil as at December 31, 2004.

9.    SHAREHOLDERS' EQUITY:

      The share capital of the Company is as follows:

      (a) Authorized:

          Unlimited voting common shares without par value.

      (b) Issued:

                                                                         Number of Shares            Amount
                                                                         ----------------         -------------
          Outstanding, December 31, 2004                                      237,145,351         $  81,273,081

          Reduction in share capital due to corporate reorganization                    -           (62,773,081)
                                                                              -----------         -------------
          Outstanding, January 21, 2005                                                 -            18,500,000

          Share issuance on maturity of promissory note                         1,181,819                87,500
          Share issuance pursuant to severance                                    822,400                50,000
                                                                              -----------         -------------
          Outstanding, March 31, 2005                                         239,149,570         $  18,637,500
                                                                              ===========         =============

      (c) Share purchase options:

          On June 15, 2004, the 2004 Stock Incentive Plan ("2004 Plan") was approved by the shareholders of the Company. The 2004 Plan serves as the successor to the Director and Employee Stock Option Plan as amended ("2003 Plan") and supersedes that plan. The 2004 Plan permits the board of directors to issue common shares to employees, directors, senior officers or consultants as a stock bonus for past services actually performed for the Company. Under the terms of the 2004 Plan, up to 2,925,000 common shares are reserved for issuance as stock bonuses. This is an increase from the "2003 Plan" of 2,000,000 common shares. As well, the 2004 Plan also increased the number of common shares available for issuance under stock options by 10,875,000. This brings the aggregate number of common shares, which may be reserved for issuance, to 26,925,333 of which 24,000,333 are reserved for issuance for stock options and 2,925,000 for issuance as stock bonuses. Options are granted and exercisable in Canadian dollars, vest over periods from three to four years and expire five years from the date of grant.

          A summary of the status of the Company's stock option plan as of March 31, 2005 with changes during the periods presented below:

                                                              Three Months Ended March 31, 2005
                                                                               Weighted average
                                                                 Shares         exercise price
                                                               ----------      ----------------
                                                                                   US$/Cdn$
          Outstanding, December 31, 2004                       21,461,673         $0.24/0.28
          Granted                                               1,000,000          0.06/0.08
          Exercised                                                     -            -/-
          Cancelled                                            (2,875,382)         0.42/0.52
                                                               ----------         ----------
          Outstanding, March 31, 2005                          19,586,291         $0.20/0.24
                                                               ==========         ==========

      (d) Weighted average estimate:

          As at March 31, 2005, the Company had 19,586,291 stock options outstanding with exercise prices ranging from Cdn$0.07 to Cdn$19.25 and 55,345,157 warrants outstanding with exercise prices ranging from Cdn$0.19 to Cdn$0.22. As at March 31, 2005, 7,932,917 stock options were exercisable with a weighted average exercise price of Cdn$0.38. Of these instruments, none were included in the diluted per share calculations for the three-months ended March 31, 2005 because they are anti-dilutive.

          The weighted average estimated fair value at the date of grant for options granted during the three months ended March 31, 2005 was Cdn$0.05 per share.

          The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                                                             Three months ended
                                                                                                 March, 2005
                                                                                             ------------------
          Risk-free interest rate                                                                         2.45%
          Dividend yield                                                                                     0%
          Volatility factor                                                                                102%
          Weighted average expected life of the options                                                 3 years

      (e) Contributed surplus:

                                                                                                     Amount
                                                                                                  -------------
          Balance, December 31, 2004                                                              $   1,006,082

          Reduction due to corporate reorganization                                                  (1,006,082)
                                                                                                  -------------
          Balance, January 21, 2005                                                                           -

          Equity component on promissory notes reclassified to debt                                      (4,922)
          Compensation expense                                                                          153,611
                                                                                                  -------------
          Balance, March 31, 2005                                                                 $     148,689
                                                                                                  =============

      (f) Other equity instruments:

                                                                                                     Amount
                                                                                                  -------------
          Balance, December 31, 2004                                                              $   3,614,695

          Warrant expense under TPC funding (note 5)                                                     31,831
                                                                                                  -------------
          Balance, March 31, 2005                                                                 $   3,646,526
                                                                                                  =============

10.   RESTRUCTURING:

      During the first quarter ended March 31, 2005, the Company incurred restructuring costs of $nil. During the same period in 2004, the Company completed a restructuring plan to significantly reduce operating expenses and preserve capital. The restructuring costs incurred resulted from reductions in staff at its Canadian, USA and UK operations, and related legal and lease termination costs. The number of employees terminated were 19 in Canada, 5 in the USA and 4 in the UK. A total restructuring cost of $225,746 was incurred during the three months ended March 31, 2004, which consisted of $175,540 for employee severance, $10,337 for legal, and $39,869 for lease termination costs. Restructuring charges totaling $124,798 had been settled during the three months ended March 31, 2004. The balance of the restructuring costs of $100,948 had been included in accounts payable at March 31, 2004 and consisted of $50,742 for employee severance, $10,337 for legal and $39,869 for lease termination. These amounts were settled throughout 2004.

11.   FOREIGN EXCHANGE:

      The Company identified an adjustment to previously reported foreign exchange and net loss balances for the three months ended March 31, 2004, attributable to the method of accounting for translating foreign exchange utilized by the Company and its US subsidiaries, Infowave USA Inc. and Telispark, Inc. The financial impact of this adjustment is summarized below:

      Three months ended                                          March 31, 2004
      ----------------------------------------------              --------------
      Foreign exchange loss, as previously reported               $       19,763
      Adjustment                                                          23,707
                                                                  --------------
      Revised foreign exchange loss                               $       43,470
                                                                  ==============

      Three months ended                                          March 31, 2004
      --------------------------------                            --------------
      Net loss, as previously reported                            $    4,223,817
      Foreign exchange loss adjustment                                    23,707
                                                                  --------------
      Revised net loss                                            $    4,247,524
                                                                  ==============

12.   COMPARATIVE FIGURES:

      Certain prior period comparatives have been reclassified to conform to the current period presentation.

13.   RELATED PARTY TRANSACTIONS:

      During the three months ended March 31, 2005, the Company earned no revenues nor incurred any expenses from a firm that is a significant shareholder of the Company. This is compared to the three months ended March 31, 2004 when the Company earned revenues of $334,710 for software, licenses and professional services and incurred expenses of $30,931 related to agency services and leases. As of March 31, 2005, a balance of $9,548 is still outstanding in the Company's accounts receivable.

      During the three month ended September 30, 2004, a director and significant shareholder of the Company acquired controlling interest of Sproqit Technologies, Inc. ("Sproqit"). The Company and Sproqit now share a common significant shareholder. Sproqit holds an option to purchase back all of the intellectual property assets held for sale as described in note 7 to our Annual Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

                             INFOWAVE SOFTWARE, INC.
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2005

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") prepared in accordance with Canadian GAAP should be read in conjunction with the unaudited interim consolidated financial statements and related notes thereto prepared in accordance with Canadian GAAP included in Part I of this Quarterly Report.

Investors should read the following in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2004 included in the Annual Report on Form 20-F. Additional information regarding the Company, including the Company's Annual Report, is available on the SEDAR web site at www.sedar.com.

OVERVIEW

The accompanying unaudited interim consolidated financial statements are presented for the three month period ended March 31, 2005 and 2004, and includes the accounts of Infowave Software, Inc. ("INFOWAVE" or the "COMPANY") and its U.S. subsidiaries.

Infowave Software, Inc. provides enterprise mobile applications (EMA), including packaged configurable application software modules that integrate business operations required by mobile workers. Focused on enabling organizations with mobile workforces since 1993, Infowave solutions enable mobile workers of all types to access critical enterprise information at the point of work, including work orders, internal communications, asset information, customer details, calendars, schedulization and other important data required to perform their job functions more effectively and productively. The Company provides a suite of mobile software solutions which streamline and integrate business operations required by mobile workers, such as Enterprise Resource Planning (ERP), Field Service, Supply Chain and Asset Management operations.

The Company is organized under the Canada Business Corporations Act and is listed on the Toronto Stock Exchange under the trading symbol IW. The Company's head office and development facilities are located at Suite 200, 4664 Lougheed Highway, Burnaby, British Columbia, Canada, V5C 5T5 (telephone 604.473.3600). The Company's registered office is at Suite 2600, Three Bentall Centre, 595 Burrard Street, PO Box 49314, Vancouver, British Columbia, Canada, V7X 1L3. The Company's wholly owned subsidiary, Infowave USA Inc., is incorporated under the laws of the State of Washington. Infowave's other subsidiary, Telispark Inc., is incorporated under the laws of the State of Delaware.

CORPORATE SUMMARY

Infowave's strategy is to become the leading enterprise mobile application software provider, delivering mobile application and infrastructure software solutions to organizations in need of real-time data access in the field. Today, the Company is focused on vertical industries that are more likely to make large capital investments which consist of utilities, oil and gas, governmental, telecommunications and high tech sectors to help maintain and service complex equipment and inventory in the field or in closed-campus environments like warehouses and plants.

Infowave's strategy is to enable enterprises to streamline their business operations as they pertain to the mobile worker. By providing enterprise mobile end-users with an easy to navigate, intuitive mobile application that enables work flow automation, organizations can improve their asset utilization, minimize inventory investment levels, optimize the supply chain and financially depreciating assets, and provide more efficient service through optimized work processes that eliminate error-prone paper-based processes, increase wrench time, and improve data integrity in a mobile environment.

Capital-intensive organizations have spent the past ten years implementing business operations designed to increase operational efficiency and improve asset utilization. Large, expensive systems like Supply Chain

Management, CRM, ERP, EAM, and SFA, helped enterprises make progress in preserving, protecting and extending the life of capital assets and increasing operational efficiencies. Unfortunately, these systems are often architected as disparate or non-integrated data sources, limiting the type and amount of enterprise information that can be accessed and interacted with by the mobile user.

Today, large organizations find themselves at a crossroads. The current economics and the ever-increasing size of mobile workforces are forcing organizations to take a closer look at how they utilize their assets and the costs associated with their current operations. Many find that current capital-intensive operations, such as preventive and reactive maintenance, are ineffective and cost millions of dollars a year in lost time and equipment. In looking to fix the situation, organizations find themselves entrenched in isolated, proprietary business operations that cannot be integrated with one another without large services overhauls and the resulting expensive maintenance fees. The bottom line is that enterprises need to improve their approach to the mobile worker if they want to preserve their assets and save money.

Many vendors claim to offer enterprise mobile solutions. Unfortunately, most options are characterized by expensive and non-integrated approaches to the problem. The end result is a limited, unreliable end-user application that is a mobilization of one back-end system. In order to have a successful mobile application deployment, organizations must consider the following:

      - THE MOBILE BUSINESS PROCESS IS UNIQUE: Mobile users are not at their most productive when a software application is a mirror of a single system.

      - INTEGRATED, CROSS-ENTERPRISE DATA BUSINESS PROCESSES: Mobile users, like utilities maintenance personnel, may need access to many different data sources. For example, a software application that meets the need would provide field techs with access to documentation for equipment information, work orders from Enterprise Asset Management systems, customer information from CIS systems, and Time and Materials capability from financial applications. In most organizations, these systems are disparate and unconnected. Organizations need these systems to talk.

      - VERTICAL EXPERTISE: Packaged software applications that address industry-specific issues cut down on initial services costs as well as deliver a solution that addresses an organization's unique business needs and optimal mobile workflows.

      - PACKAGED DELIVERY: Configurable, off-the-shelf software applications enable rapid deployment of full-featured applications. In addition, administrators can make application changes quickly and cost-effectively as needs change and user bases expand.

      - STANDARDS-BASED MOBILE TECHNOLOGY: Secure, robust mobile software infrastructure is essential to an effective deployment. Selecting a solution that enables uninterrupted application access, regardless of network connection, is critical to ROI and achieving the business objectives of the implementation. Robust synch, run-time, security and standards based architecture are key technology features for successful deployments.

A mobile business process is the optimal application flow or order of access that results in a more productive end-user. Mobile business processes are designed with the mobile end-user at the center. They enable end users to access multiple business operation systems, like ERP, Supply Chain, Financials, Document Management and others. The result for the end-user is access to the right information at the point-of work. A mobile business process is designed very differently than traditional siloed business operations or "mobile" offerings from traditional solution vendors. These vendors often put a transcoder or mobile technology on top of a solution that was designed for a PC or a terminal. This ends up delivering limited functionality to the end-user and propagates the problems the mobile workforce was intended to solve: lack of data integrity, poor asset utilization and lags of productivity within the mobile workforce.

Infowave believes that providing mobile access to corporate data provides the following advantages:

      - Improved productivity and efficiency by enabling mobile workers to stay connected to mission-critical data at all times, either in the field or at home.

      - Leveraging existing hardware and software investments by extending these applications out of the office and into the field.

      - Improved revenue generation by selling the right product to the right customer at the right time.

      - Cost savings by providing faster and less expensive means to interact with employees and clients, and by lowering customer acquisition costs by reaching a wider audience unconstrained by time and place.

      - Competitive advantage by being able to respond to customer queries/concerns in a more timely and effective manner.

SIGNIFICANT EVENTS FOR FIRST QUARTER 2005

Financial Highlights

      - The Company ended the quarter with $7.28 million in cash and cash equivalents.

      - The Company reduced operating expenses by 46% over the same period last year.

Major Customer Win

The Company was selected by Agfa Corporation's U.S. HealthCare Service Organization to deploy our mobile software solution throughout Agfa's HealthCare Division. This selection was the result of an exhaustive RFP process that reviewed all of the leading providers of mobile software solutions.

Major Award Win

The Company was the winner the prestigious IBM PartnerWorld Beacon Award for Best IBM Websphere On Demand Solution. The Company believes the award solidifies IBM's confidence in our products and will further strengthen our partnership and will open more customer opportunities.

Major Business Partner

Infowave formed a strategic relationship with ClickSoftware Technologies Ltd. (NasdaqSC: CKSW) for Field Force Automation, Workforce Management, Asset Monitoring and Enterprise Mobile Solutions. The Company believes that combining ClickSoftware's workforce and service optimization software with Infowave's enterprise mobile applications will promote seamless integration from backend systems to mobile devices - enabling customers to maximize the use of their field force, minimize costs and increase customer satisfaction.

Corporate Reorganization

On January 21, 2005, the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. had been completed. The Reorganization provided gross proceeds of $4.57 million (Cdn$5.45 million) cash without diluting existing shareholders. In connection with the Reorganization and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares in the amount of $62,773,081 (Cdn$91,636,144).

As the Canadian operations of the Company have been continued by a new Canadian corporation, non-capital losses and Scientific Research and Development Expenditures generated from the operation of the business in preceding years are no longer available to the Company to reduce future taxable income earned.

RESULTS OF OPERATIONS

                     QUARTERLY FINANCIAL PERFORMANCE SUMMARY

The following table summarizes unaudited and restated financial performance for the past eight quarters of the Company:

                                                                               Quarter Ended
                                                          March 31,    December 31,     September 30,      June 30,
                                                            2005           2004             2004             2004
                                                         ----------    ------------     -------------     ----------
Revenue                                                  $  402,459    $    484,904     $   1,500,093     $  845,355
Costs of sales                                              187,534         317,282           566,552        321,766
                                                         ----------    ------------     -------------     ----------
Gross margin                                                214,925         167,622           933,541        523,589
Operating expenses
   Research and development                                 535,494         235,547           316,126        889,668
   Sales and marketing                                      469,972         442,605           688,442      1,237,949
   Administration                                           661,583         647,066           581,817        739,916
   Restructuring                                                  -               -                 -         61,885
   Impairment                                                     -         412,632                 -              -
   Depreciation and amortization                            443,415         467,760           378,914        287,979
                                                         ----------    ------------     -------------     ----------
Total operating expenses                                  2,110,464       2,205,610         1,965,299      3,217,397
                                                         ----------    ------------     -------------     ----------

Net operating loss                                       $1,895,539    $  2,037,988     $   1,031,758     $2,693,808
                                                         ----------    ------------     -------------     ----------

HB 3870 Compensation                                     $  153,611    $    229,706     $      92,474     $   67,333

Stock-based compensation expense under
the method adopted January 1, 2004 has
been included in the above-noted figures and is allocated as follows:

Research and development                                     16,011          18,065            13,800         25,236
Sales and marketing                                          40,430          46,904            33,405         21,364
Administration                                               97,170         164,737            45,269         20,733

                                                                                Quarter Ended
                                                          March 31,    December 31,     September 30,      June 30,
                                                            2004           2003              2003            2003
                                                         ----------    ------------     -------------     ----------
Revenue                                                  $1,273,682    $    326,172     $     381,395     $  505,397
Costs of sales                                              567,519          39,475            41,535         61,855
                                                         ----------    ------------     -------------     ----------
Gross margin                                                706,163         286,697           339,860        443,542
Operating expenses
   Research and development                               1,060,791         307,635           653,150        489,137
   Sales and marketing                                      971,053         663,848           658,651        399,129
   Administration                                           984,902         718,556           457,469        391,205
   Restructuring                                            225,746               -                 -              -
   Impairment                                                     -         614,578                 -              -
   Depreciation and amortization                            657,532         366,651           310,813         99,972
                                                         ----------    ------------     -------------     ----------
Total operating expenses                                  3,900,024       2,671,268         2,080,083      1,379,443
                                                         ----------    ------------     -------------     ----------

Net operating loss                                       $3,193,861    $  2,384,571     $   1,740,223     $  935,901
                                                         ----------    ------------     -------------     ----------

HB 3870 Compensation                                     $   69,046          40,094            80,380         59,863

Stock-based compensation expense under the method adopted January 1, 2004 has been included retroactively, for quarters ended 2003, in the above-noted figures and is allocated as follows:

Research and development                                     23,698           7,298            29,675         22,885
Sales and marketing                                          12,433          15,749            29,923         18,675
Administration                                               32,915          17,047            20,782         18,303

REVENUES

Revenues are derived from the sale of software licenses, implementation and customization professional services ("professional services") and maintenance and support services. License and maintenance revenues are normally generated from licensing our products to end-users and value added resellers or system integrators. Service revenues are generated from professional services sold to end-users and also include software subscription services provided to customers. The licensing of Infowave Mobile Enterprise software products and provisioning of implementation and customization professional services ("EMA products and services") will continue to be the Company's core products and services revenue streams. As such, the Company's revenue streams will continue to be project-driven with varying mix of EMA product and service revenues as constrained by the number of project bookings, and by revenue recognition policies on timing of when revenue on projects should be recorded. As a result, it is expected that revenue unevenness will go on from quarter to quarter into the future.

Revenues for the three months ended March 31, 2005 were $402,459 representing a decrease of 17% from $484,904 in the three months ended December 31, 2004 and a decrease of 68% from $1,273,682 in the three months ended March 31, 2004. The Company had begun work late in the quarter on a new project that further attributed to lower revenue as only a small percentage of service revenue could be recognized. The timing of revenue recognition for software license had an impact as well.

The revenue mix for three months ended March 31, 2005 was comprised of 15% software license fees, 58% maintenance and support fees, and 27% professional services fees. Both license fees and professional services fees were integral components of the EMA solution delivered to customers. This compares to 4% from software license fees, 49% from maintenance and support fees, and 47% from professional service fees for the three month periods ended December 31, 2004. In comparison to the same period of 2004, the revenue mix was 58% from software license fees, 22% from maintenance and support fees, and 20% from service fees. The Company anticipates professional services to continue to comprise a significant percentage of its total revenue comparable to that experienced for the three month period ended March 31, 2005.

The Company continued to have significant portion of revenues concentrated amongst its three largest customers. The Company expects future revenues to be concentrated amongst its most significant customers comparable to that experienced for the three month period ended March 31, 2005. They accounted for the following percentage of total revenue of the Company:

  Three largest customers               March 31, 2005      December 31, 2004       March 31, 2004
----------------------------            --------------      -----------------       --------------
Revenues                                   $226,885             $359,927               $823,377
                                        --------------      -----------------       --------------
Percentage of total revenues                 56%                   74%                   65%
                                        --------------      -----------------       --------------

The Company's geographical revenues are as follows with the largest attributable to customers located in the United States for the three months ended:

Geographical Location                  March 31, 2005           December 31, 2004          March 31, 2004
---------------------               -----------------           ------------------    -------------------
United States                       $355,785      88%           $323,467       67%    $1,084,842      85%
Canada                                21,408       6%            102,212       21%        74,316       6%
Europe                                19,636       5%             19,852        4%        96,608       8%
Asia/Other                             5,630       1%             39,373        8%        17,916       1%
                                    --------     ---            --------      ---     ----------     ---
Total                               $402,459     100%           $484,904      100%    $1,273,682     100%
                                    --------     ---            --------      ---     ----------     ---

Approximately 88% of the Company's revenue for the three months ended March 31, 2005 was from customers in the United States, 6% from customers in Canada and 6% from customers outside of North America primarily attributable to Europe. This compares to 67% from the United States, 21% from Canada and 12% from Europe and the rest of the world for the three months ended December 31, 2004. This also compares to 85% from the

United States, 6% from Canada and 9% from Europe and the rest of the world for the three months ended March 31, 2004.

COST OF SALES

Cost of sales consists of product related costs including product documentation and shipping, royalties to third parties for resale of technology, costs related to delivery of professional implementation and customization services and variable sales costs. The Company expects that labour costs from delivery of professional services to be the major component of the cost of sales going forward.

Three months ended                   March 31, 2005         December 31, 2004           March 31, 2004
------------------                  -----------------       -----------------         ------------------
Revenues                            $402,459     100%       $484,904     100%         $1,273,682     100%
Cost of Sales                        187,534      47%        317,282      65%            567,519      45%
                                    --------     ---        --------     ---          ----------     ---
Gross Margin                        $214,925      53%       $167,622      35%         $  706,163      55%
                                    --------     ---        --------     ---          ----------     ---

GROSS MARGIN

Gross margins for the first quarter of 2005 were 53%, compared to 35% in the previous quarter ended December 31, 2004 and 55% in the quarter ended March 31, 2004. The decrease in gross margins in the quarter as compared to the quarter ended March 31, 2004 is attributable to the increased cost of professional service delivery resulting from increased service revenue. In comparison to the previous quarter ended, gross margin is higher as a result of lower utilization of professional services staff due to low project bookings and sales order backlog in conjunction with a higher license revenue mix. The Company expects to experience comparable gross margins going forward to that experienced during the three month period ended March 31, 2005 which is due to its increased percentage of total revenue attributable to professional service delivery.

OPERATING EXPENSES

        Three months ended                 March 31, 2005     December 31, 2004      March 31, 2004
---------------------------------          --------------     -----------------      --------------
Total operating expenses                     $2,110,464           $2,205,610           $3,900,024
                                           --------------     -----------------      --------------
As a percentage of total revenues               524%                 455%                 306%
                                           --------------     -----------------      --------------

Total operating expenses for the Company (comprised of research and development, sales and marketing, administration, restructuring and depreciation charges) for the first quarter ended March 31, 2005 were $2,110,464 which decreased 4% from $2,205,610 in the previous quarter primarily due to reduction of certain fourth quarter costs not typically incurred in the first quarter. A decrease of 46% from $3,900,024 in the same quarter of 2004 was realized as the integration of Telispark into the Company's operations was completed. The associated integration costs incurred during the March 31, 2004 quarter that drove expenses higher were not a factor this quarter.

As at March 31, 2005, the Company's headcount was 46, compared to 40 as at December 31, 2004 and 59 as at March 31, 2004.

Although the Company cannot anticipate that future quarterly total operating costs will be comparable to that achieved in Q1 2005 or Q4 2004, as the Company continues to build the business and increase its revenue growth, it expects that total operating costs will increase as well. The Company will prudently commit appropriate levels of financial resources to build and grow our business.

Research and Development

   Three months ended                       March 31, 2005     December 31, 2004      March 31, 2004
---------------------------------           --------------     -----------------      --------------
Research and development                       $535,494             $235,547            $1,060,791
                                            --------------     -----------------      --------------
As a percentage of total revenues                133%                 49%                   83%
                                            --------------     -----------------      --------------

Research and development ("R&D") expenses consist primarily of salaries and related personnel costs, consulting fees associated with product development and costs of technology acquired from third parties to incorporate into products currently under development.

Total research and development expenses for the first quarter of 2005 totaled $535,494 representing an increase of 127% from the prior quarter total of $235,547 and 50% decrease from $1,060,791 in the first quarter of 2004. The Company believes that its investment in R&D is sufficient to support its current product line. Approximately 33% of the Company's total headcount remains in R&D. This increase over the three month period ended December 31, 2004 is primarily attributable to professional service resources spending time on non-billable project activities and product related work. The staffing levels have also been increased in the professional services and product development areas so that appropriate resources are committed for ongoing and future projects. The associated costs, therefore, have increased over the prior quarter. The Company will continue to experience some fluctuations in its R&D expenses as the level of professional services and product development resources committed to billable projects varies according to project bookings.

During the three months ended March 31, 2005, funding benefits of $98,616 was recognized and warrant expense of $31,831 was amortized.

For the quarter ended March 31, 2005 the Company continued to focus its R&D efforts on projects that, in its opinion, had the greatest potential to positively impact revenue in the short to mid-term.

Sales and Marketing

       Three months ended                March 31, 2005     December 31, 2004       March 31, 2004
---------------------------------        --------------     -----------------       --------------
Sales and marketing                         $469,972             $442,605              $971,053
                                         --------------     -----------------       --------------
As a percentage of total revenues             117%                 91%                   76%
                                         --------------     -----------------       --------------

Sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral.

Sales & marketing expenses for the three months ended March 31, 2005 were $469,972 compared to $442,605 in the three months ended December 31, 2004 and $971,053 in the three months ended March 31, 2004. The increase of 6% from the previous quarter is attributable to severance paid to a senior level executive. Sales and marketing expenses decreased by 52% over the same period in the prior year due to a decrease in headcount as a result of the integration of Telispark operations.

The Company will continue to invest appropriate levels of resource in sales and marketing in order to drive sales growth and enhance market awareness of our products. As such, the Company has hired a senior marketing resource in early second quarter to develop strategic marketing initiatives for the Company's products and services.

Administration

         Three months ended                     March 31, 2005     December 31, 2004       March 31, 2004
---------------------------------               --------------     -----------------       --------------
Administration                                    $661,583             $647,066              $984,902
                                                --------------     -----------------       --------------
As a percentage of total revenues                   164%                 133%                  77%
                                                --------------     -----------------       --------------

Administration expenses consist primarily of salaries, related personnel costs, fees for professional and temporary services and other general corporate and contractor costs.

Administration expenses of $661,583 increased by 2% from expenses of $647,066 in the prior quarter and decreased by 33% from expenses of $984,902 in the comparable quarter of 2004. The increase over the prior quarter was due to an increase in professional fees and insurance.

The Company anticipates that administration expenses will continue to fluctuate as the business changes or as the business needs to meet certain statutory or other requirements of being a public company listed on the TSX and subject to public reporting obligations in the U.S.

DEPRECIATION AND AMORTIZATION

Amortization expense totaled $443,415 in the three months ended March 31, 2005 which is 5% lower than amortization expense of $467,760 in the three months ended December 31, 2004 and 33% lower than $657,532 in the same period of 2004. The decrease over the prior quarter was a result of a number of fixed assets being fully amortized. This decrease over the three months ended March 31, 2004 is a result of an adjustment of the acquired Telispark intangible assets from three to seven years straight line amortization.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

During the three months ended March 31, 2005, there were no restructuring and asset impairment charges.

In the first quarter of 2004, the Company completed a restructuring plan that significantly reduced operating expenses and preserved capital by implementing a headcount reduction of 24 staff from 55 at the beginning of the year.

As at December 31, 2004, the Company did incur asset impairment charges and had written off $412,632 related to its non-exclusive license to Visto Corporation's Patent Portfolio.

INTEREST AND OTHER INCOME

Interest and other income for the three months ended March 31, 2005 was $23,112 compared to $18,605 and $20,204 for the three months ended December 31, 2004 and March 31, 2004, respectively. The increase in income is attributable to an increase in cash and cash equivalent balances for the majority of the three months ended March 31, 2005 offset by a decrease in interest rates offered on cash equivalent investments.

FOREIGN EXCHANGE

Foreign exchange gain was $33,897 for the three months ended March 31, 2005, compared to a loss of $94,075 in the three months ended December 31, 2004 and a loss of $43,470 in the same period last year. The changes are due to fluctuations in the foreign exchange rate between the Canadian and US Dollar. The Canadian dollar weakened approximately 1% against the US dollar during the three months ended March 31, 2005 that impacted the Company's results as significant portions of the Company's monetary balances are in Canadian denomination.

Foreign currency risk is the risk to the Company's earnings that arises from fluctuations in foreign currency exchange rates, and the degree of volatility of these rates. A substantial portion of the Company's sales are derived in United States dollars and accordingly the majority of the Company's accounts receivable is denominated in United States dollars. The Company has not entered into foreign exchange contracts to hedge against gains or losses from foreign exchange fluctuations.

The Company identified an adjustment to previously reported foreign exchange balances for the three months ended March 31, 2004, June 30, 2004 and September 30, 2004 respectively attributable to the foreign exchange translation method of accounting utilized by the Company its US subsidiaries, Infowave USA and Telispark. The financial impacts of these adjustments are summarized below and the Company will report the adjusted numbers for future comparative balances:

         Three months ended                      March 31, 2004       June 30, 2004      September 30, 2004
------------------------------------             --------------       -------------      ------------------
Foreign exchange loss, as previously
reported                                         $       19,763       $     415,442      $           56,841
Adjustment                                               23,707            (315,823)                155,590
                                                 --------------       -------------      ------------------
Revised foreign exchange loss                    $       43,470       $      99,619      $          212,431
                                                 --------------       -------------      ------------------

      Three months ended                         March 31, 2004       June 30, 2004     September, 30, 2004
---------------------------------                --------------       -------------     -------------------
Net loss, as previously reported                 $    4,223,817       $   3,088,801     $         1,078,136
Foreign exchange loss adjustment                         23,707            (315,823)                155,590
                                                 --------------       -------------     -------------------
Revised net loss                                 $    4,247,524       $   2,772,978     $         1,233,726
                                                 --------------       -------------     -------------------

NET LOSS

The Company incurred a net loss before interest, other expenses and non-controlling interest of $1,895,539 for the three month ended March 31, 2005 in comparison to $2,037,988 for the three months ended December 31, 2004 compared with a loss of $3,193,861, for the three months ended March 31, 2004.

The net income for the three months ended March 31, 2005 was $1,399,133 due to a gain from the corporate reorganization of $3,239,343 realized during the quarter. For the previous three months ended December 31, 2004, the Company incurred loss of $2,113,458 and for the same period of 2004, incurred loss of $4,247,524.

Net losses for the Company will go on into the future as the Company continues to grow its revenue base and control its operating expenses. The Company believes that with successful deployments of our EMA products and services to key reference customers then that will open opportunities for larger scale deployments to them, and in turn make available other customer opportunities.

LIQUIDITY AND CAPITAL RESOURCES

In early January, 2005 the Company completed a corporate reorganization that raised $4.57 million (Cdn$5.45 million) resulting in net proceeds of approximately $3.24 million (Cdn$3.84 million) in non-dilutive equity funding.

The Company used $656,704 in operations during the three months ended March 31, 2005. Non-cash working capital provided $505,439 and other operating activities used $1,162,143. This compared with cash used in operations during the three months ended March 31, 2004 of $2,798,796 that consisted of $593,621 used in non-cash working capital and $2,205,175 used in other operating activities. The Company anticipates that it will experience negative cash flows from operations in the future. The Company will strive to increase revenues, improve gross margins and control cash operating expenses in its effort reduce cash used in operations.

At March 31, 2005, the Company's cash and cash equivalents totaled $7,278,605 and working capital of $6,911,441. The Company's total working capital increased by $2,962,982 at March 31, 2005, compared to $3,948,459 at December 31, 2004 and
$7,774,389 at March 31, 2004. The Company does not engage in any foreign exchange or other hedging activities, and is not a counter party to any derivative securities transactions.

Net cash provided by investing activities was $5,029,390 which consisted of corporate reorganization net proceeds and release of restricted cash compared to $362,115 in same period of 2004.

As at March 31, 2005, the Company held accounts receivable of $260,773 net of allowances for doubtful accounts of $nil which was a decrease of 53% over the three months ended December 31, 2004 and an decrease of 84% over the same period of 2004. As well, the Company held TPC receivable of $609,961 compared to $1,101,833 as at December 31, 2004.

Capital assets decreased from $360,999 at December 31, 2004 to $295,649 at March 31, 2005 due to normal course of depreciation taken with no asset additions or disposals for the period.

As at March 31, 2005, the Company's primary sources of liquidity consisted of cash and cash equivalents.. The convertible loan agreement, signed on March 8, 2002 with Hewlett Packard was terminated by the Company on January 16, 2005.

The Company believes it has sufficient capital as at March 31, 2005, based on its current business plan, to meet all anticipated demands for the remainder of the fiscal year ended December 31, 2005. In the event that revenues are lower and/or expenses are higher than anticipated, the Company may be required to obtain additional cash resources in the form of external debt or equity financing to continue to support the execution of its business plan.

OUTSTANDING SHARE DATA

As of May 13, 2005, the Company had 239,149,570 issued and outstanding common shares. For additional detail, refer to note 11 to the 2004 Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company did not have any off-balance sheet arrangements at March 31, 2005, other than operating leases and purchase obligations in the normal course of business previously disclosed in the MD&A as at December 31, 2004.

During the three months ended March 31, 2005, the Company made operating lease payments totaling approximately $158,958 (December 31, 2004 - $158,958; March 31, 2004 - $216,412).

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with the Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition since they involve significant estimates and assumptions used in preparing its consolidated financial statements. These policies are described in the Company's 2004 Annual Report on Form 20-F as filed with the SEC. During the three months ended March 31, 2005, the Company did not adopt any new accounting policies that would have a material impact on its consolidated financial statements, nor did it make changes to existing accounting policies. Effective January 1, 2005, Telispark, Inc. became an integrated foreign subsidiary of the Company and as such, changed its functional currency from U.S. dollars to Canadian dollars and changed its foreign currency translation method to the temporal method.

Senior management has discussed with the Company's Audit and Governance Committee the development, selection and disclosure of accounting estimates used in the preparation of the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

Statements in this filing about future results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. These factors include, among others, those described in connection with the forward-looking statements included herein and the risk factors set forth above.

In some cases, forward-looking statements can be identified by the use of words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative or other variations of these words, or other comparable words or phrases.

Although the Company believes that the expectations reflected in its forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements or other future events. Moreover, neither the Corporation nor anyone else assumes responsibility for the accuracy and completeness of forward-looking statements. The Corporation is under no duty to update any of its forward-looking statements after the date of this filing. The reader should not place undue reliance on forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company conducts the majority of its transactions in Canadian dollars and, therefore, uses the Canadian dollar as its base currency of measurement. However, most of the Company's revenues and some of its expenses are denominated in United States dollars which results in an exposure to foreign currency gains and losses on the resulting US dollar denominated cash, accounts receivable, and accounts payable balances. As of March 31, 2005, the Company has not engaged in derivative hedging activities on foreign currency transactions and/or balances. Although realized foreign currency gains and losses have not historically been material, fluctuations in exchange rates between the United States dollar and other foreign currencies and the Canadian dollar could materially affect the Company's results of operations. To the extent that the Company implements hedging activities in the future with respect to foreign currency exchange transactions, there can be no assurance that the Company will be successful in such hedging activities. Telispark is a fully integrated subsidiary of the Company and thus the Canadian dollar is its functional currency.

While the Company believes that inflation has not had a material adverse effect on its results of operations, there can be no assurance that inflation will not have a material adverse effect on the Company's results of operations in the future.

PART II. OTHER INFORMATION

LEGAL PROCEEDINGS

None.

CHANGES IN SECURITIES AND USE OF PROCEEDS

On January 21, 2005 the Company announced that the corporate reorganization (the "Reorganization") involving Infowave and 0698500 B.C. Ltd. had been completed. The Reorganization provided gross proceeds of $4.57 million (Cdn$5.45 million) cash without diluting existing shareholders. In connection with the Reorganization and in accordance with the Company's incorporating legislation, the shareholders of the Company approved a reduction in the stated capital of the Company's common shares in the amount of $62,773,081 (Cdn$91,636,144).

COMMITMENTS

The Company has entered into lease agreements for premises and equipment. These leases have been treated as operating leases for accounting purposes and consist primarily of the office space in Burnaby, B.C. (lease due to expire June 30, 2008), the former office space in Bothell, Washington (lease expired on March 30, 2005) and the office space in Reston, Virginia (lease due to expire March 31, 2006) which was entered into on March 23, 2004. The following table quantifies the Company's future contractual obligations on an annual basis, as of March 31, 2005:

2005                             $   489,342
2006                                 276,359
2007                                 243,036
2008                                 121,518
                                 -----------
                                 $ 1,130,255
                                 ===========

For 2005, this includes commitments for both the three month period ending March 31, 2005 as well as the remainder of the fiscal year ending December 31, 2005.